SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )(1)

                          ASPECT MEDICAL SYSTEMS, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
              ---------------------------------------------------
                         (Title or Class of Securities)

                                   045235108
              ---------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2002
              ---------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


------------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS

            Boston Scientific Corporation

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         04-2695240
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (A)   [ ]
                       .                                        (B)   [ ]
-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION


-------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

                                     3,386,583
                            ---------------------------------------------------
        NUMBER OF            6       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  0
         OWNED BY           ---------------------------------------------------
           EACH              7       SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                     3,386,583
           WITH             ---------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,386,583
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         17.5%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER:

               Aspect Medical Systems, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               141 Needham Street, Newton, MA 02462-1505


ITEM 2(A).     NAME OF PERSON FILING:

               Boston Scientific Corporation

ITEM 2(B).     ADDRESS OF PRINICIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               One Boston Scientific Place, Natick, MA 01760-1537


ITEM 2(C).     CITIZENSHIP:

               Delaware, United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.01 per share, of Aspect Medical Systems, Inc.

ITEM 2(E).     CUSIP NUMBER:

               045235108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1, check this box. [X]

ITEM 4.      OWNERSHIP:

  (a)  Amount beneficially owned:  3,386,583
  (b)  Percent of class: 17.5%
  (c)  Number of shares as to which such person has:
       (i)   Sole Power to vote or to direct the vote: 3,386,583
       (ii)  Shared power to vote or to direct the vote:0
       (iii) Sole power to dispose or to direct the disposition of: 3,386,583
       (iv)  Shared power to dispose or to direct the disposition of:0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable .

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.     CERTIFICATIONS:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2003
----------------------
         (Date)



                                        /s/ Lawrence J. Knopf
                                        --------------------------
                                        Name:  Lawrence J. Knopf
                                        Title: Vice President and Assistant
                                               General Counsel